January 31, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

101 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Sandy Eisen

Re:	Gastar Exploration Ltd.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 25, 2010
Response dated January 10, 2011
File No. 1-32714

Ladies and Gentlemen:

Set forth below are the responses of Gastar Exploration Ltd., an Alberta corporation (“Gastar,” the “Company,” “we,” “our” or “us”) to comments (the “Comments”) received from Ms. Sandy Eisen of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated January 18, 2011, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Commission on March 25, 2010, and to the Company’s response to the Commission’s letter dated December 23, 2010, filed with the Commission on January 10, 2011.

For your convenience, each response is prefaced by the exact text of the corresponding Comment in italics text.

The Company proposes to address the Commission’s Comments in its future filings with the Commission, beginning with its Annual Report on Form 10-K for the year ended December 31, 2010, and respectfully requests that it not be required to amend its Annual Report on Form 10-K for the year ended December 31, 2009 to modify the disclosure covered by the Comments.

Form 10-K for the fiscal year ended December 31, 2009

Production, Prices and Operating Expenses, page 28

1.	We note your response to our prior comment one. Please note that Item 1204(b) of Regulation S-K requires the disclosure of average production cost information by geographic area (i.e., by individual country, groups of countries within a continent, or continent). As such, it does not appear that limiting the presentation of this information to your operations in the Hilltop area of East Texas meets these disclosure requirements. Please confirm that you will provide the required disclosure in future Exchange Act filings.

U.S. Securities and Exchange Commission

January 31, 2011

RESPONSE:

We respectfully submit that we will modify the “Production, Prices and Operating Expenses” table included within Item 2. Properties of our Annual Report on Form 10-K to include production cost information as defined by the Commission for all of our operations for the last three years in our future filings, beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2010. Had we included the information in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, it would have been presented as follows:

	Year Ended December 31,
	2009	2008	2007
Production:
Natural gas (MMcf)	9,266	8,482	6,576
Oil (MBbl)	4	5	7
Total (MMcfe)	9,291	8,510	6,621

Natural gas (MMcfd)	25.4	23.2	18.0
Oil (MBod)	0.0	0.0	0.1
Total (MMcfed)	25.5	23.3	18.1

Average sales prices before hedging activity:
Natural gas (per Mcf)	$3.06	$6.92	$5.18
Oil (per Bbl)	$54.46	$98.39	$66.17

Average sales prices after realized hedging activity:
Natural gas (per Mcf)	$4.36	$6.63	$5.18
Oil (per Bbl)	$54.46	$98.39	$66.17

Selected data per Mcfe:
Lease operating, transportation and selling expenses and severance tax	$0.92	$1.28	$1.32
General and administrative expenses	$1.68	$1.68	$2.55
Depreciation, depletion and amortization	$1.77	$2.87	$3.24
Production costs (1)	$0.76	$1.00	$1.13

(1)	Production costs include natural gas and oil lease operating expense, gathering and workover expense and excludes ad valorem and severance taxes.

U.S. Securities and Exchange Commission

January 31, 2011

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Financial Statements

Notes to Condensed Consolidated Financial Statements

3 – Property, Plant and Equipment, page 6

2.	We note your response to our prior comment six. With a view toward future disclosure, please provide us with a discussion of your exploration activities with a focus on any changes to your development timetable in East Texas and Marcellus Shale.

RESPONSE:

In preparing our disclosure for our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, we have recently concluded that we are not going to commit to, or disclose, a specific number of years for development of our East Texas and Marcellus Shale acreage, except to the extent that we implicitly do so in connection with recording proved undeveloped reserves. We have made this conclusion in light of the dynamic nature of our acreage position and the fact that development timing is dependent upon numerous other variable factors, including, but not limited to, natural gas and oil prices, drilling costs, leasehold expirations and availability of capital, rigs, equipment and crews. We also had previously used the term “development” in the industry accepted sense of describing drilling of acreage in areas where we have found proved reserves, but we did not necessarily intend to limit such term to the development of proved undeveloped reserves. In future filings beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, we intend to describe material developments in our exploration activities in East Texas and Marcellus Shale, under “Business” and/or “Management’s Discussion and Analysis”, as appropriate, with a view to supporting our statements about multi-year drilling opportunities, as well as describe the above factors that could impact our drilling plans. For example, in the upcoming Form 10-K for the year ended December 31, 2010, we are considering language similar to the following:

“We believe that our successful drilling activity during 2010 in East Texas expanded our acreage that is prospective for future drilling. Continued success in the Bossier formations, specifically our Belin #1, Wildman Trust #5, and Donelson #4 wells, coupled with Middle Bossier success in the Streater #1, continues to confirm our belief that we have multiple years of drilling remaining in East Texas. However, our drilling plans are dependent upon numerous variable factors, including, but not limited to, natural gas and oil prices, drilling costs, leasehold expirations and availability of capital, rigs, equipment and crews. If natural gas prices are projected to remain below $5.00 per Mcf, our East Texas drilling operations will likely be reduced to a level required to maintain leases. We also believe the expansion of our net acres in the Marcellus Shale and entry into the Atinum joint venture during 2010, coupled with our own successful Marcellus completion and offset operator success, will provide us with a large multi-year inventory of drilling opportunities. Although we plan to accelerate the development of our Marcellus acreage, our initial focus will be in the liquids rich area with subsequent focus on drilling “held by production” acreage as the economic environment will allow.”

U.S. Securities and Exchange Commission

January 31, 2011

In connection with responding to these Comments the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Comments or changes to disclosure in response to these Comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert the Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission have any questions or comments, please contact the undersigned at 713-739-0455 or James M. Prince of Vinson & Elkins L.L.P. at 713-758-3710.

Sincerely,

/s/ Michael A. Gerlich
Michael A. Gerlich
Vice President and Chief Financial Officer
Gastar Exploration Ltd.